                                                   File No.
                                                            -------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                             UTILITY PIPELINE, LTD.
                         -------------------------------
                                (Name of company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

            Claimant, Utility Pipeline, Ltd. ("UPL"), a pipeline construction and management company, is organized in the State of Ohio and headquartered in North Canton, Ohio.

            On March 14, 2002, the Public Utilities Commission of Ohio approved UPL's purchase of the common stock of Northern Industrial Energy Development Corporation, Inc. ("NIED"), a natural gas public utility organized in the State of Ohio and headquartered in New Concord, Ohio.



         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

            UPL owns all of the capital stock of NIED. UPL does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

            NIED owns approximately 95 miles of natural gas distribution pipeline and related compressors, regulators, metering stations, pipeline easements and rights of way, and real and personal property used or useful in NIED's natural gas distribution business, all of which is located within the State of Ohio. NIED does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

              UPL:      None.

              NIED:     146,221 Mcf. sold
                        1,069,579 Mcf. transported


         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              UPL:      None.

              NIED:     None.


         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

              UPL:      None.

              NIED:     None.


         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              UPL:      None.

              NIED:     None.



         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              N/A


         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

              N/A

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

              N/A


         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              N/A


         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              N/A







                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

              Attached.







                                    EXHIBIT B

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

              N/A

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 18th day of February, 2004.

                                                     UTILITY PIPELINE, LTD.
                                                 ------------------------------
                                                       (Name of claimant)

                                       By/Title: /s/  David J. Eigel, President
                                                 ------------------------------



Name, title, and address of person to whom notices and correspondence concerning this statement should be addressed:

         John K. Keller, Esq.
                -or-
         Jason J. Kelroy, Esq.
         Vorys, Sater, Seymour and Pease LLP
         52 East Gay Street
         P.O. Box. 1008
         Columbus, Ohio 43216-1008

         Telephone:  (614) 464-6400
         Facsimile:  (614) 464-6350

         Counsel for Utility Pipeline, Ltd.

                                    EXHIBIT A



      Consolidated Income Statement....................................A1

      Consolidated Balance Sheet.......................................A2

                                       A3
                             Utility Pipeline, Ltd.
                            Income Statement (EBITDA)
                       For the Period 1/ 1/03 to 12/31/03

                                                                Total
                                                    -----------------------------
INCOME
     Revenues:
     Gas Cost Recovery                              $   951,160              29.2%
     Throughput Fees                                  1,609,129              49.4%
     Service Fees                                       528,231              16.2%
     Surcharges and commissions                         101,134               3.1%
     Other revenues                                      67,708               2.1%
                                                    -----------------------------
TOTAL INCOME                                          3,257,362             100.0%

COST OF GOODS SOLD
     Gas Cost                                       $   876,169              26.9%
     Direct operating costs                             511,836              15.7%
                                                    -----------------------------
GROSS MARGIN                                          1,869,357              57.4%
                                                    =============================

SELLING, GENERAL & ADMINISTRATIVE                     1,020,164              31.3%
                                                    -----------------------------
EARNINGS BEFORE INTEREST, TAX,
DEPRECIATION & AMORTIZATION (EBITDA)                    849,193              26.1%
AMORTIZATION & DEPRECIATION
     Deferred Cost Amortization                         400,259              12.3%
     Depreciation                                        95,108               2.9%
                                                    -----------------------------
TOTAL AMORTIZATION & DEPRECIATION                       495,367              15.2%
                                                    -----------------------------
EARNINGS BEFORE INTEREST & TAX (EBIT)                   353,826              10.9%
INTEREST INCOME                                          17,512               0.5%
INTEREST EXPENSE                                       (311,992)              9.6%
INCOME TAX EXPENSE                                      (22,500)              0.7%
                                                    -----------------------------
NET INCOME                                          $    36,846               1.1%
                                                    =============================


                                       A1

                      UTILITY PIPELINE, LTD. AND SUBSIDIARY
                          CONSOLIDATING BALANCE SHEETS
                                December 31, 2003



                                     Assets

                                                                      Dec-03
                                                                    Consolidated
                                                                    ------------
Current assets:
     Cash and cash equivalents                                       $ 2,675,146
     Accounts receivable, trade                                        1,182,185
     Inventories                                                          34,799
     Prepaid expenses                                                    252,939
     Deferred Tax Asset                                                    4,000
     Note receivable, Intercompany                                          --

           Total current assets                                        4,149,069
                                                                     -----------

Property and equipment:
     Utility Plant                                                     1,641,001
     Furniture and fixtures                                              194,645
     Equipment                                                            46,090
     Leasehold improvements                                               10,146
                                                                     -----------

                                                                       1,891,881
     Less accumulated depreciation                                       335,255
                                                                     -----------

           Total property and equipment                                1,556,626
                                                                     -----------

Other assets:
     Other receivable                                                     80,137
     Deferred costs                                                   15,681,761
     Intercompany receivable                                                --
     Goodwill                                                            404,785
     Deferred financing costs, net of amortization                       532,887
                                                                     -----------

           Total other assets                                         16,699,570
                                                                     -----------

           Total assets                                              $22,405,265
                                                                     ===========


                                       A2

                      UTILITY PIPELINE, LTD. AND SUBSIDIARY
                     CONSOLIDATING BALANCE SHEETS, Continued
                                December 31, 2003


                       Liabilities & Stockholders' Equity

                                                                       Dec-03
                                                                    Consolidated
                                                                    ------------
Current liabilities:
     Accounts payable, trade                                         $   566,456
     Accounts payable, intercompany                                         --
     Accrued and withheld payroll taxes                                    3,887
     Accrued expenses                                                    244,872
     Notes Payable                                                       435,000

           Total current liabilities                                   1,250,215
                                                                     -----------

Long-term liabilities:
     Notes Payable                                                     7,755,000
     Deferred Tax Liability                                              143,000
                                                                     -----------

           Total long-term liabilities                                 7,898,000
                                                                     -----------

Members' equity                                                       13,257,050
                                                                     -----------

           Total liabilities and members' equity                     $22,405,265
                                                                     ===========




                                       A3